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ALEAFIA COMPLETES FIRST HARVEST

ALEAFIA NOW IN POSITION TO RECEIVE BULK, SALES DISTRIBUTION
LICENSE

Toronto, Ontario, MAY 31, 2018 – Aleafia Health Inc. (TSXV: ALEF) (“Aleafia”) or (the “Company”, is pleased to announce that it has completed its first cannabis harvest at the Port Perry cultivation facility. This marks an important milestone in the growth of the company as the company continues to focus on expediting growth for the business.

Aleafia expects to receive its bulk sales license from Health Canada for the recently harvested cannabis product in the second quarter of 2018. Aleafia, through its relationship with CannTrust, is expected to move into a significant growth period based on the previously announced relationship with CannTrust.

Aleafia operates its current cultivation facility extremely efficiently, providing for maximum output at a very low cost. Preliminary findings show that the companys first harvest was able to generate slightly more than 1 gram of cannabis production per watt. This exceeds the return that would generally be considered to be an accepted industry standard.

As Aleafia also continues to expand its cultivation capacity through its recent acquisition of 160,000 square feet of greenhouse space in the Niagara region along with the fully funded planned expansion of the existing Port Perry cultivation facility, Aleafia expects its entire cultivation capacity will generate upwards of 38,000,000 grams of cannabis product annually.

Aleafia expects to have the Niagara region facility ready for production late third quarter of 2018.

As the potential of legalization of recreational cannabis in Canada approaches, Aleafia believes the average price per gram to be sustained in the $7 dollar per gram range.

“We are extremely pleased with the result of our first crop.” said Lucas Escott, Aleafia Head Horticulturalist. “Our close attention to detail throughout the cultivation period has delivered a highly efficient yield”.

“Now that we have completed our first harvest, we look forward to continuing to build on this initial success.” said Raf Souccar, CEO Aleafia. “We expect to bring in our subsequent crop next week and are well positioned to complete the second harvest before the end of August 2018.”

Also, on May 30, 2018, Aleafia released its first quarter results post transaction with Canabo. Under International Financial Reporting Standards (IFRS), revenue reflected in the financial statements only encompasses revenue generated from March 26, 2018 to March 31, 2018.

For more information, please go to http://www.aleafiainc.com.

Overview of Aleafia

Aleafia Health Inc. operates the Aleafia Total Health Network (the “Aleafia Network”) in Vaughan, Ontario. Aleafia Health seeks to make a difference in cannabinoid therapy delivery by providing an interconnected medical service model. While most clinical programs are geared primarily towards post injury rehabilitation, the Aleafia Network is focused on the strong link between early intervention and successful treatment. The intent is to manage health through a patient focused, assessment based, and interdisciplinary resourced organization.

Aleafia Health also now wholly owns and operates Cannabinoid Medical Clinics, or CMClinics, Canada’s largest physician led referral-only clinics for medical cannabis. Established in 2014, Aleafia Helath now has 23 clinics across Canada, with additional locations planned to open in 2018. Aleafia Health operates referral-only medical clinics dedicated to evaluating the suitability of prescribing, and monitoring cannabinoid treatments for patients suffering from chronic pain and disabling illnesses. Clinics operated by Aleafia Health are staffed by physicians and qualified health care practitioners specifically trained to assess patient suitability for cannabinoid treatment, recommend treatment regimes, and monitor treatment progress.

Aleafia Inc., owns 100% of Aleafia Farms Inc., a licensed producer under the Health Canada Access to Cannabis for Medical Purposes Regulations (ACMPR), as well as the land and building in Scugog, Ontario, where the facility operates. Aleafia acquired Aleafia Farms to directly support the Aleafia Network, as a vertically integrated business model.

For More Information

For more information about Aleafia Health Inc., please contact:

Media Relations
Telephone: (289) 388-6419
Email: media@aleafiainc.com

Investor Relations:
Tyler M. Troup Circadian Group (Investor Relations)
Tel:1-866-950-8300
Email: IR@aleafiainc.com

Neither Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations. When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health’s business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others, risks related to Aleafia Health’s proposed business, such as failure of the business strategy and government regulation; risks related to Aleafia Health’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Aleafia and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.